# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEW CONCEPT ENERGY, INC., CIK 0000105744
CUSIP: 643611106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1603 LBJ FREEWAY, SUITE 800, DALLAS, Texas (TX), 75234
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001010549-21-000047
Filed by CIK 0001267710
Persons authorized to receive notices and communications: Steven C. Metzger, 4709 W. Lovers Lane, Suite 200, Dallas, Texas (TX), 75209-3178, 214-740-5030

## Reporting persons
- REALTY ADVISORS INC (CIK 0001267710): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 646,254; shared voting power 0; sole dispositive power 646,254; shared dispositive power 0; aggregate amount beneficially owned 646,254 (17.46% of the class)
- MAY REALTY HOLDINGS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 646,254 (12.59% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: NEW CONCEPT ENERGY, INC.
Address of issuer's principal executive offices: 1603 LBJ FREEWAY, SUITE 800, DALLAS, Texas (TX), 75234
Comment: This Amendment No. 5 to Statement on Schedule 13D (this AAmendment@) amends portions of an original Statement on Schedule 13D, filed for event occurring on May 18, 2018 (the AOriginal Statement@), as amended by Amendments No. 1 through 4 thereto, and relates to shares of Common Stock, par value $0.01 per share (the AShares@), of New Concept Energy, Inc., a Nevada corporation (the ACompany@ or the AIssuer@ or AGBR@). Since October 15, 2018, the principal executive offices of the Issuer have been located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The CUSIP number of the Shares is 643611-10-6. The Shares are currently listed and traded on the NYSE American Exchange. This Amendment is being filed to reflect sale of a total of 250,000 Shares (4.87% of outstanding) on December 20, 2024, in a privately negotiated transaction by one of the Reporting Persons.

## Item 2. Identity and Background
Name of person filing: This Amendment is being filed on behalf of Realty Advisors, Inc., a Nevada corporation ("RAI"). RAI is owned by May Realty Holdings, Inc., a Nevada corporation ("MRHI"), which, in turn, is owned by a trust established for the benefit of the children of Gene E. Phillips, deceased, known as the May Trust. RAI and MRHI are collectively referred to as the "Reporting Persons", the principal office of each of which is located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234. The sole director and President of both RAI and MRHI is Mickey Ned Phillips, the only other officer of RAI is Gina H. Kay, Vice President and Treasurer, and the officers of MRHI are Gina H. Kay, Vice President and Treasurer, and Louis J. Corna, Vice President and Secretary. All of the officers and directors of RAI and MRHI are U. S. citizens.
Residence or business address: The principal office of both RAI and MRHI is located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234.
Present principal occupation or employment: Both Reporting Persons are engaged in the business of ownership and operation of real estate and related assets, including ownership of securities of other entities, both publicly held and private.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons nor any officer or director of RAI or MRHI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons nor any officer or director of RAI or MRHI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of RAI and MRHI is a Nevada corporation. All of the officers and directors of RAI and MRHI are U. S. citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable; the transactions reported under Item 5 (c) were sales for cash. No funds were required of the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction: There is no change in the purposes from that previously reported.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: According to the latest information available as of October 28, 2024, the total number of issued and outstanding Shares is believed to be 5,131,935 Shares, and each of the Reporting Persons owns and holds directly the following Shares as of December 20, 2024 after giving effect to the transaction described in Item 5(c) below: Name No. of Shares Owned Directly Approximately Percent of Class RAI 646,254 12.59% MRHI -0- -0-% TOTAL 646,254 12.59%. Pursuant to Rule 13d-3 under the Exchange Act, the sole director of RAI may be deemed to beneficially own the Shares held directly by RAI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class, as well as the relationship, are set forth in the following table as of December 20, 2024: Name of Director or Manager Entity No. of Shares Beneficially Owned Approximate Entity Percent of Class Mickey Ned Phillips RAI and MRHI 646,254 12.59% Total Shares deemed beneficially owned by Reporting Persons and individuals listed above: 646,254 12.59%
Number of shares as to which each person has sole or shared power to vote or dispose: The director of RAI holds voting and dispositive power over the Shares held directly by RAI. Mickey Ned Phillips, the sole director of RAI, holds voting and dispositive power over any Shares held directly by RAI.
Transactions in the class effected during the past sixty days: During the sixty calendar days ended December 20, 2024, the Reporting Persons and their executive officers and directors did not engage in any transaction in the Shares or any other equity interest derivative thereof, except for (i) the sale of 248,681 Shares on October 31, 2024, in a privately negotiated transaction with a single purchaser at $1.17 per share (a total of $290,956.77) in cash and (ii) the sale of 250,000 Shares on December 20, 2024, in a privately negotiated transaction with a separate single purchaser at $1.16 per share (a total of $290,000) in cash, both of which sales are at prices less than the price originally paid to the Issuer by RAI on November 26, 2018.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons or members of their respective Boards of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares of GBR held by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons do not have any contracts, arrangements, understandings or relationships, legal or otherwise, with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders= fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- REALTY ADVISORS INC: Gina H. Kay, Vice President and Treasurer (01/02/2025)
- MAY REALTY HOLDINGS, INC.: Gina H. Kay, Vice President and Treasurer (01/02/2025)